UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
August 12, 2011
Commission File Number 001—32945
WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)
Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikroli (W)
Mumbai 400 079, India
+91-22-4095-2100
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE

EXHIBIT INDEX

Ex-99.1 Press release of the Company, dated August 12, 2011.
Ex-99.2 The Company's notice of annual general meeting to ordinary shareholders, dated August 9, 2011.
Ex-99.3 The Company's proxy statement for the annual general meeting of ordinary shareholders to be held on September 13, 2011.
Ex-99.4 Form of proxy for use by ordinary shareholders
Ex-99.5 Depository's notice of annual general meeting to holders of ADSs, dated August 9, 2011.
Ex-99.6 Voting card for use by ADS holders.

Other Events
Annual general meeting of shareholders
On or about August 12, 2011, WNS (Holdings) Limited (the “Company”) issued a press release announcing details of its annual general meeting (the “AGM”) to be held in Jersey, Channel Islands, on Tuesday, September 13, 2011 and distributed to its shareholders a notice of the annual general meeting, the proxy statement for the annual general meeting and the form of proxy. A copy of the press release, the notice of annual general meeting, the proxy statement and form of proxy are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively. A copy of the notice of the annual general meeting and voting card provided by the depositary of the Company’s American Depositary Shares (“ADSs”) to holders of ADSs are attached hereto as Exhibit 99.5 and Exhibit 99.6, respectively.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: August 12, 2011

WNS (HOLDINGS) LIMITED
By:	/s/ Alok Misra
Name:	Alok Misra
Title:	Group Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of the Company, dated August 12, 2011.

99.2	The Company’s notice of annual general meeting to ordinary shareholders, dated August 9, 2011.

99.3	The Company’s proxy statement for the annual general meeting of ordinary shareholders to be held on September 13, 2011.

99.4	Form of proxy for use by ordinary shareholders.

99.5	Depositary’s notice of annual general meeting to holders of ADSs, dated August 9, 2011.

99.6	Voting card for use by ADS holders.